Press release
For immediate release
February 13 2008

Virginia to Spend Approximately $30 Million in Exploration Work in 2008

Virginia Mines Inc. (Virginia) (TSX:VGQ) is planning several exploration programs on its numerous projects in James Bay and thereby launching its most active drill and exploration programs ever.

Virginia is planning expenditures of about CA $30 million on different projects in 2008. Of this amount, Virginia's share (after deduction of refundable tax credits and contributions from different partners) will be approximately 30%.

The largest portion of this budget will be spent on the Coulon JV project, which will be the object of work totalling $20 million. Work planned for 2008 on this project will consist of 70,000 metres of diamond drilling and an important geophysical survey. Breakwater Resources, which owns a 50% interest in the project, will contribute half of the exploration budget. The Coulon JV project is host to 6 known volcanogenic, massive sulphide lenses.

Furthermore, a budget of about $10 million will be spent on many other projects, among them Corvet Est, Poste Lemoyne Extension and Lac Gayot. The Corvet Est project (100% Virginia with an option to Goldcorp Inc.) is host to the Marco gold zone, which yielded many economic intersections in drilling. The zone remains open laterally and at depth.

Poste Lemoyne Extension hosts the Orfee zone, a significant gold resource established at 203,483 tonnes at a grade of 14.5 g/t Au (National Instrument 43-101 compliant). The Orfee zone remains open at depth. Exploration work conducted in 2006 led to the discovery of the Orfee Est zone, a gold structure that returned several large intersections (10 to 20m) very anomalous in gold. Virginia will fund the entire work program.

Also, the Lac Gayot nickel project, where an agreement was signed with Breakwater Resources, will again be the object of prospecting in 2008, for a total budget of $1 million. In addition, prospecting and drilling is also planned on many other gold projects (100% Virginia) in the area of the discovery of the Eleonore deposit.

Virginia is very enthusiastic in this debut of the new year, which promises to be very active. The company will be pursuing the same objective of discovering new mining camps in James Bay. Virginia and its partners have already identified many polymetallic massive sulphide lenses and four gold deposits, among them the Eleonore project, which was sold to Goldcorp in 2006 for a value of CDN $500 million. Virginia is very pleased with the recognized successes of its exploration team and its contribution to mining development in James Bay, a region with exceptional mining potential.

VIRGINIA SELLS ITS URANIUM SUD PROPERTY
Virginia, in partnership with the Societe d'exploration miniere Vior inc. ("Vior"), entered into an agreement with Northfield Metals Inc. ("Northfield"), pursuant to which Northfield acquires 100% interest in 297 claims jointly owned by Virginia and Vior in exchange for 500,000 common shares of Northfield (250,000 to Virginia and 250,000 to Vior). The agreement is also subject to a 2% NSR of which 1% is in favour of Virginia. Northfield may buy back 0.5% of this 1% for CA$500,000.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $51,088,315 as of November 30, 2007, and 27,002,110 shares issued and outstanding as of February 12, 2008. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120